Exhibit 2.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of March 27, 2024, by and among:

Quality Industrial Corp., a Nevada corporation (“QIND”) established under the laws of the State of Nevada with company IRS Employer identification number 35-2675388 addressed at 315 Montgomery Street, San Francisco, 94104 California, USA represented by Mr. John-Paul Backwell as the authorized representative and signatory for and on behalf of the company (hereinafter referred to as “First Party” or the “Purchaser”).

AL SHOLA AL MODEA GAS DISTRIBUTION L.L.C, a United Arab Emirates company (“ASG” or “AL SHOLA GAS”) represented by Mr. Sanjeeb Safir, a resident of United Arab as the authorized representative and signatory for and on behalf of the (“Company”) located at Hamsa Building, A 112 Zabeel St, Al Karama, Dubai, United Arab Emirates (“Company”) (hereinafter referred to as “second Party” or the “Seller”).

This Agreement sets forth the terms and conditions upon which the Seller is selling to the Purchaser and the Purchaser is purchasing from the Seller 51% ownership of AL SHOLA AL MODEA GAS DISTRIBUTION L.L.C., a company registered in United Arab Emirates (license no. 222413) (the “Company”), constituting fifty-one percent of the outstanding capital stock of the Company. (Hereinafter referred to as the “Shares”).

RECITALS

WHEREAS, AL Shola Al Modea Gas Distribution LLC, a company registered under the rules and regulations of the and the Laws of the United Arab Emirates, with company registration number 1029961 with PO Box No 26111, located at Hamsa Building, A 112 Zabeel St, Al Karama, Dubai, United Arab Emirates (“Company”), with Mr. S. Safir as the authorized representative and signatory for and on behalf of the company.

WHEREAS the First Party and the Second Party entered into a binding letter of intent dated March 25, 2024, (“LOI”). Consequently, and pursuant to the LOI, this Agreement sets forth the terms and conditions upon which the Sellers are selling to the Purchaser, and the Purchaser is purchasing from the Seller, 153,000 shares (comprising of 300,000 shares from the Seller, which constitutes 51% ownership in the Company on fully diluted basis (hereinafter referred to as the “Shares”);

NOW THEREFORE, in exchange for good and value consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

I. INTERPRETATION

a.	Rules. The following definitions and rules of interpretation in this clause apply in this Agreement:

i.	“Confidential Information”: has the meaning given in Clause 7.01.

ii.	“LOI”: has the meaning given under paragraph A of the Recitals section.

iii.	Products”: certain gas products manufactured and installed by the Company which shall include all types of Gas Systems for Industrial, Commercial, Retail and Residential Verticals.

iv.	“Purchase Price”: has the meaning given in Clause 1.02.

v.	“Sale Shares”: has the meaning given in the Recitals section.

b.	Clause, Schedule and paragraph headings shall not affect the interpretation of this Agreement.

c.	References to clauses and Schedules are to the clauses of and Schedules to this Agreement and references to paragraphs are to paragraphs of the relevant Schedule.

d.	The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this agreement includes the Schedules.

e.	A reference to this Agreement or any other agreement or document referred to in this Agreement, is a reference to this Agreement or such other agreement or document, in each case as varied from time-to-time.

f.	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

g.	This Agreement shall be binding on and endure to the benefit of, the Parties to this Agreement and their respective personal representatives, successors and permitted assigns, and references to a Party shall include that Party’s personal representatives, successors and permitted assigns.

h.	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

i.	Unless expressly provided otherwise in this Agreement, a reference to writing or written excludes fax but not e-mail.

j.	Any words following the terms including, include, in particular, for example or any similar expression shall be interpreted as illustrative and shall not limit the sense of the words preceding those terms.

k.	Any obligation on a Party not to do something includes an obligation not to allow that thing to be done.

1. SALE OF THE SHARES

1.01  Shares being Sold. Subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to purchase the Shares from the Seller and the Seller agrees to sell the Shares to the Purchaser.

1.02  Purchase Price. The Parties have agreed a “Purchase Price” of 51% shares valued at $10,000,000 (Ten Million USD) ), which is payable as part payments as follows:

Tranche	Timeframe and Conditions	Amount	Paid By	Paid To
1	$9 million in National Exchange listed stock or cash to be paid to Seller. Payment in eight quarterly tranches over a period of 24 months, beginning from the first quarter following uplist to a National Exchange. Stock value to be protected by a make whole agreement/s and each tranche subject to a mutually agreed 12 months leak out agreement.	$9,000,000	QIND	ASG
2	Within 12 months of closing and at the soonest possible time, $1 million cash payment to the Seller.	$1,000,000	QIND	ASG

1.03 Working Capital Equity Line and Facilitation

a.	Within 90 days of closing, Buyer to facilitate the purchase of two mutually agreed new or suitably used LPG Bobtail vehicles with 18,000-liter capacity with an approximate price of $350,000 in total.

b.	Within 90 days of Uplist to a National Exchange, $2,000,000 from an equity line which is payable in monthly installments for a period of 24 months or facilitation of credit line or equivalent value bank guarantee.

Transfer of Shares. Seller will transfer 51% of the Shares to the Purchaser at the closing of this transaction.

1.04 Book of accounts will be maintained by QIND.

1.05 Composition of Board of Directors.

Three Directors – out of which: Two from QIND and one from ASG

1.06 Closing. The Closing of the transactions shall take place when both parties have signed this Share Purchase Agreement .

1.07 Delivery by the Seller. The Seller shall deliver the Shares to the Purchaser at closing of proposed transaction, as described in Section 1.03 above. Trade License of the company shall have 51% share capital in the name of Quality Industrial Corp. owned company, incorporated under ADGM.

1.08 Loan Repayment Terms. ASG will make payment along with Interest, if any, to QIND from the revenue proceeds before disbursement of dividends in four yearly equal installments, starting from year 2025. A separate Loan Agreement will be signed.

1.09 Option to buy remaining equity. The Buyer shall have the right but the obligation to purchase the remaining 49% of the company shares for a two-year period from the closing date at an amount prorated to the purchase price.

1.10 Management fee. The board of directors will upon the audited financials as December 31, 2024, determine a mutually agreed management fee and intercompany charges to the Buyer for services.

2. RELATED TRANSACTIONS

2.01 Finders. The Seller and the Purchaser acknowledge, respectively, that there were no finders with respect to the transaction contemplated herein that either is obligated to.

2.02 Other Purchasers. The Seller acknowledges that it has not solicited any other Purchaser to purchase 51% shares of the Company besides the Purchaser. The Seller further acknowledges that there has been no influence exerted over the Seller by any officer or director of the Company regarding the sale of Seller’s Shares.

3. REPRESENTATIONS AND WARRANTIES OF SELLERS

The Seller, hereby represent and warrant as follows:

3.01 The Shares. The Sellers hold a total of 300,000 common shares of the Company, which have been validly issued, are outstanding and are fully paid and non-assessable; no other designations of preferred shares exist for the Company; no other preferred shares are outstanding for the Company. Immediately prior to and at the Closing, the Sellers shall be the legal and beneficial owners of the Shares of the Company. The Sellers shall transfer the Shares of the Company, free and clear of all liens, restrictions, encumbrances, covenants or adverse claims of any kind or character without delay after closing as described in Clause 1.03.

3.02 Authority. The Sellers have the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Sellers hereunder and to consummate the transaction contemplated in this Agreement.

3.03. Adverse Effect. To the best of the knowledge, information and belief of the Sellers as at the date of this Agreement, there are no circumstances that may result in any Material Adverse Effect (defined below) resulting in a twenty percent (20%) reduction of the value of the Shares acquired by the Purchaser. “Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Company; or (b) the ability of the Company or any shareholder to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof; (v) any changes in applicable laws or accounting rules, including GAAP; or (vii) the public announcement, pendency, or completion of the transactions contemplated by this Agreement; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) through (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.

3.04. Affiliate. The Sellers are not or have not been during the past ninety (90) days, an officer, director, 10% or greater shareholder or “affiliate” of the Purchaser, as that term is defined in Rule 144 promulgated under the United States Securities Act of 1933, as amended.

3.05. Fully Diluted; No Preemptive Rights. The Sellers do not now, nor will it prior to or on the Closing, own, either directly or indirectly, or exercise direction or control over any common shares or preferred shares of the Company other than the 300,000 shares, 153,000 of which are to be sold to the Purchaser. No person, firm or corporation has any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option to require the Company to issue any shares in its capital or to convert any securities of the Company or of any other company into shares in the capital of the Company. There are no pre-emptive rights in favor of any person to purchase shares of the Company’s share capital.

3.06. Title to Assets. The Company has good and marketable title to all its assets, and such assets are free and clear of any financial encumbrances.

3.07. Cooperation. The Sellers agree to execute and deliver such other documents and to perform such other acts as shall be necessary to effectuate the purposes of this Agreement.

3.08. Claims. To the best of the knowledge, information and belief of the Sellers as at the date of this Agreement, there are no claims threatened or against or affecting the Company, nor are there any actions, suits, judgments, proceedings or investigations pending or, threatened against or affecting the Company, at law or in equity, before or by any Court, administrative agency or other tribunal or any governmental authority or any legal basis for same.

3.09 No Violation. The execution and delivery of this Agreement by the Sellers, and the consummation of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Sellers are parties to or by which the Sellers are bound.

3.10. Disclosure. The Sellers warrant and represent to the Purchaser that except as fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter, each representation and warranty under Clauses 3.01 – 3.09 is true and correct in all material respect as at the date of this Agreement.

4. REPRESENTATIONS AND WARRANTIES BY PURCHASER

Purchaser hereby represents and warrant as follows:

4.01 Authority. The Purchaser has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Purchaser hereunder and to consummate the transaction contemplated in this Agreement.

4.02 No Violation. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated in this Agreement by the Purchaser has been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which any of the individual Purchaser is a party or by which any of the individual Purchaser is bound.

4.03 Representations Regarding the Acquisition of the Shares.

(a)	The Purchaser understands the speculative nature and the risks of investments associated with the Company and confirms that it can bear the risk of the investment.

(b)	The Purchaser has had the opportunity to ask questions and receive information and documents of the Seller and the related sale transaction and receive additional information about the Company or could acquire it without unreasonable effort or expense necessary to evaluate the merits and risks of any such purchase. Further, the Purchaser has been given an opportunity to question the Seller and receive related documentation to the purchase.

(c)	In evaluating the merits of the purchase of the Shares of the Company, the Purchaser has relied solely on his, her or its own investigation concerning the Company and has not relied upon any representations provided by the Seller.

5. SURVIVAL OF REPRESENTATIONS

5.01 Survival of Representations. All representations, warranties, and agreements made by any Party in this Agreement or pursuant hereto shall survive until December 31, 2024.

6. ADDITIONAL CONDITIONS AFTER CLOSING

6.01 Obligation of the Purchaser. The Purchaser shall be obligated to make timely payments as described in Clause 1.02 if:

(a)	Purchaser has received to its reasonable satisfactory documentation that the Company’s Board of Directors has approved of the sale of the Shares of the Company.

(b)	Purchaser has received to its reasonable satisfaction a legal opinion from Seller’s legal counsel that the sale of the Shares of the Company is valid, legal and enforceable and free from any liens, encumbrances, judicial enforcements, and charges.

(c)	Purchaser has received a certificate of good standing (or the equivalent) for the Company.

(d)	Purchaser has received document from the Sellers listing all known material facts, risks, assessments, actions, deficiencies or issues related to the Company which have a detrimental effect of over $100,000 USD (One Hundred Thousand United States Dollars).

(e)	Purchaser has received document from the Sellers listing all domestic and international judicial proceedings of the Company.

(f)	Purchaser has received confirmation that all corporate approvals are in place to appoint Board seats, as provided in Clause 8.01(c) of this Agreement; and

(g)	Purchaser has received, or Seller hereby promises that it will make available after execution of this Agreement and no later than 60 calendar days after signing this Agreement, audited financial statements of the Company by a PCAOB qualified third party independent auditor for the past two completed fiscal years ending December 31, 2023 and December 31, 2022.

7. NON-DISCLOSURE; NON-COMPETITION RELATING TO THE BUSINESS; ACCESS TO RECORDS.

7.01 From and after the Closing, the Seller, which shall include the officers, directors and shareholders of the Seller, who are signatories to this Agreement as to this Clause 7.01, shall not:

(a)	for a period of two years, in any manner, either directly or indirectly, divulge, disclose, or communicate to any person, except the authorized attorneys, accountants, or representatives of Seller who have a need to know in connection with their respective services for Seller, in any manner whatsoever, any Confidential Information (as defined in this Section).

(b)	for a period of two years, in any manner, either directly or indirectly, as an owner, partner, officer, director, agent, employee, independent contractor, or equity holder (as applicable) of any person, engage in the business of developing, marketing, distributing, or selling Products or related services to the business of the Company, anywhere within the United Arab Emirates and United States of America; provided however, the foregoing restriction shall not apply to the Seller holding ownership in any company, including in the same industry as the Company, so long as ownership interest in any company is less than five percent (5%);

(c)	for a period of two years, in any manner, either directly or indirectly, solicit any employee or consultant of the Company or Purchaser to work for any person other than Purchaser or the Company; and

(d)	for a period of two years, induce or persuade any customer or supplier of the Company or Purchaser to terminate its relationship with Purchaser or the Company, as the case may be, or to enter into any relationship with any other person engaged in the business of developing, marketing, distributing, or selling products or services related to the business of the Company and Purchaser , anywhere within the United Arab Emirates or United States of America.

(e)	for purposes of this Clause 7.01, “Confidential Information” means any information not in the public domain concerning any matters affecting or relating to the business the Company and Purchaser, including, but not limited to, inventions, trade secrets, confidential knowledge, data, or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, source code, databases, other original works of authorship, records, ideas and research relating to design, coding, operation, use, installation, or maintenance of computer software or proposed computer software products of the business, any portion of any reports, analyses or other materials generated or used in connection with the business, the prices Seller obtains or has obtained from the sale of, or at which it sells or has sold, its products and services, and listings of any or all of the foregoing, in whatever form, or any other information concerning the business without regard to whether all or any part of the foregoing matter would otherwise be deemed “confidential” or “material,” the Parties hereto stipulating that, as between them, the same are confidential and material and significantly affect the effective and successful conduct of the business. If any clause or provision of this Clause 7.01 be found unenforceable by a court of competent jurisdiction, then such clause or provision shall be deemed to be enforceable to the extent permitted by law and every other clause and provision shall continue in full force and effect. The Sellers acknowledge that the restraints imposed upon it pursuant to this Clause 7.01 are no greater than is reasonably necessary to preserve and protect the assets and legitimate business interests of the Company and the Purchaser and that such restraints will not impose undue hardship on the Sellers, and that a violation of this Clause by the Sellers would irreparably injure the Company and Purchaser. Accordingly, the Company and/or the Purchaser may, in addition to pursuing its other remedies, obtain an injunction from any court having jurisdiction of the matter against the Sellers, as applicable, for any such violation without having to prove the inadequacies of monetary relief and no bond or other security shall be required in connection with such injunction.

8. OTHER COVENANTS

8.01 Immediately after the date of this Agreement, the Company and the Seller have agreed on the following terms:

(a)	The Purchaser shall support the Company to obtain projects in the United States and Europe.

(b)	The Purchaser shall bring in new products for manufacturing by the Company as agreed by the Company’s Board of directors.

(c)	The Company will have a total of three Board seats. The Purchaser will appoint two non-paid Board seats of the Company immediately upon closing by the Purchaser to the Sellers. The names of the Board seats shall be confirmed in writing by both Parties upon closing .

(d)	The Purchaser will support the Board of Directors in identifying cash flow requirements of the Company in advance and the Purchaser will assist the Board of Directors by arranging a minimum of two Million United States dollars (USD 2,200,000) in the form of debt financing or other credit facility for the benefit of the Company from the date of this Agreement to secure adequate financing to meet the cashflow requirements of the Company referenced in section 1.08.

(e)	All funds received by the Company will be disseminated only upon resolution of the Board of Directors. The Board of Directors will hold full financial control of the Company and the use of funds.

8.02 Full Control. The first party will obtain immediate control with execution of this agreement. Full operational control will be retained by existing the management unless the new Board of Directors determines otherwise due to a breach of this Agreement, ongoing poor performance, or if structural changes are recommended in line with the laws governed by this Agreement which will be decided and approved by the new Board of Directors of the Company.

9. MISCELLANEOUS

9.01 Expenses. Each of the Parties shall bear its own expenses incurred in conjunction with the Closing hereunder. Notwithstanding, the information required for the audit for the Company and the expense incurred to appoint a third-party independent auditor will be the joint responsibility of the Company and the Purchaser. Additionally, in the event of a material default by either Seller or Purchaser, the defaulting party agrees to pay the fees incurred by the non-defaulting party, which will pay for the costs of third-party independent legal advisors and legal representations borne by the non-defaulting party for this transaction.

9.02 Further Assurances. From time to time, at the request of the Purchaser and without further consideration, the Seller shall execute and transfer such documents and take such action as the Purchaser may reasonably request in order to effectively consummate the transactions herein contemplated.

9.03 Survival. Sellers represent and warrant that they have provided the Purchaser the documents of due diligence and information requested by Purchaser as part of the fair disclosure. No representation or warranty by the Sellers or Company contained in this Agreement subject to the qualifications in the Disclosure Letter, and no statement contained in any instrument, list, certificate, or writing furnished to the Purchaser pursuant to the due diligence provisions hereof or in connection with the transaction contemplated, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading or necessary in order to provide the Purchaser with all proper information as to the Company and its affairs. Qualified by the Disclosure Letter, the representations and warranties of the Sellers and the agreements and covenants set forth in this Agreement shall survive the Closing hereunder until 31 December, 2024, notwithstanding any due diligence investigation conducted by or on behalf of the Purchaser. Aside from de minimus damages of $100,000 or less in respect of indemnification under this Agreement, which shall not be indemnified, the Sellers and Company agrees to indemnify and hold harmless the Purchaser and all their officers, directors, employees and agents for direct and non-consequential loss or damage arising as a result of or related to any breach or alleged breach by the Sellers of any of their respective representations and warranties set forth under Clause 3 in this Agreement, provided any such claim(s) by the Purchaser are made prior to 31 December, 2024.

9.04 Parties in Interest and Assignments. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the heirs, beneficiaries, representatives, successors, and assigns of the parties hereto. No party shall assign, novate, transfer, mortgage, charge, subcontract, delegate, or deal in any other manner with any or all of its rights and obligations under this Agreement.

9.05 Prior Agreements; Amendments. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by the Parties hereto or their respective successors or assigns.

9.06 Headings. The Clause and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

9.07 Confidentiality. Each Party hereby agrees that all information provided by the other Party and identified as “confidential” will be treated as such, and the receiving Party, affiliates, associates, representatives, agents, directors, employees, managers, shareholders and other parties associated with the receiving Party shall not make any use of such information other than with respect to this Agreement. Each Party shall permit access to its confidential information to its agents or employees or third parties only if such disclosure is reasonably believed to be necessary to the purposes of such person evaluating, contemplating, recommending, or engaging in any program or service offered by The Company or for the purpose of entering a business relationship with The Company, and only if said agents, employees, or third parties:

(a)	reasonably require access to the confidential information for purposes approved by this Agreement, and.

(b)	have been apprised of this Agreement and the agent, employee or third party’s obligations to maintain the trade secret status of confidential information and to restrict its use as provided by this Agreement.

If the Agreement shall be terminated, each Party shall return to the other all such confidential information in their possession or will certify to the other Party that all such confidential information that has not been returned has been destroyed.

9.08 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) to the Parties at their address specified on the signature page hereto, with a copy sent as indicated on the signature page.

9.09 Severance. If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

9.10 Survival of Provisions. If any covenant or other provision of this Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such covenant or other provision will be severed from and will not affect any other covenant or other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal, or unenforceable covenant or provision had never been contained in this Agreement. All other covenants and provisions of this Agreement will, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

9.11 Specific Performance. The Company and the Seller agree herein that a monetary remedy for breach of this Agreement, at some later date, may be inadequate, impracticable and difficult of proof, and further agree that such breach may cause the Purchaser irreparable harm. Accordingly, the Parties hereto agree that the Purchaser may, to the fullest extent permitted by law, enforce this Agreement by seeking, among other things, injunctive relief and/or specific performance hereof, without any necessity of showing actual damage or irreparable harm and that by seeking injunctive relief and/or specific performance, the Purchaser shall not be precluded from seeking or obtaining any other relief to which Indemnitee may be entitled. The Company and the Seller further agree that the Purchaser shall, to the fullest extent permitted by law, be entitled to such specific performance and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bonds or other undertaking in connection therewith.

9.12 Rights and Remedies. Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

9.13 Mediation. Any dispute or claim arising to or in any way related to this Agreement shall be settled by binding arbitration in accordance with English law. Each party shall designate an arbitrator from an approved list of arbitrators following each party’s review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration. A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be balanced by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the Parties included in the arbitration. The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof.

9.14 Termination. In the event that either Party fails to meet any of the obligations in this agreement, following mediation as per clause 9.13, the other Party shall have the right, but not the obligation, to give three months’ notice of their intention to terminate this Agreement. Should the Parties not succeed in resolving the reason for notice of termination during the three months’ notice period, the terminating Party shall have the right, but not the obligation, to terminate this agreement. Should the Buyer not meet the purchasing obligations of this agreement and the Seller terminate the agreement accordingly, the Buyer will return the proportionate number of shares deemed not paid for to the Seller.

9.15 Governing Law and Jurisdiction. This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with English law. Each party irrevocably agrees that the courts of the Dubai International Financial Centre shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this Agreement or its subject matter or formation.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date first above written.

PURCHASER:

Quality Industrial Corp.
Address:
	By:	/s/ John-Paul Backwell
Name: John-Paul Backwell
Title: CEO

27th March 2024

SELLER: AL Shola Al Modea Gas Distribution LLC
Address:
	By:	/s/ Sanjeeb Safir
Name: Sanjeeb Safir
Title: CEO

27th March 2024

Exhibit 1

Basis of Valuation

(Including planned investments in this agreement)

Al Shold Gas	2022	2023				Amount in usd
Business valuation working	Actual*	Actual*	2024 FC	2025 FC	2026 FC	2027 FC
Sales	$8,875,433	$10,839,209	$15,206,100	$18,754,190	$24,329,760	$29,398,460
Cost of sales	$5,996,456	$6,848,289	$9,883,965	$11,252,514	$14,111,261	$17,051,107
Gross Profit	$2,878,977	$3,990,920	$5,322,135	$7,501,676	$10,218,499	$12,347,353
Operating expenses	$1,779,294	$2,198,830	$2,585,037	$3,938,380	$4,865,952	$5,585,707
Net Profit	$1,099,683	$1,792,090	$2,737,098	$3,563,296	$5,352,547	$6,761,646

*	Unaudited